Ratio of Earnings to Fixed Charges                                                                                                                                                                                       Exhibit 12.1

	Nine Months Ended
	December 31,				Fiscal Year Ended March 31,
	2010		2009		2010		2009		2008		2007		2006

Income before income taxes	$272,019		$112,896		$100,190		$22,578		$102,302		$145,823		$200,273

Plus fixed charges:
Interest expense	62,637		67,457		88,758		94,255		93,642		73,045		59,630
Capitalized interest	349		459		609		693		996		596		151
Amortization of debt related expenses	3,200		3,678		5,198		4,908		5,287		3,960		3,871
Estimated interest component of rent expense	37,930		39,249		52,317		50,808		44,644		49,220		45,551
Fixed charges	$104,116		$110,843		$146,882		$150,664		$144,569		$126,821		$109,203

Preferred dividends	$14,910		$15,435		$19,791		$21,825		$19,564		$20,875		$21,428

Ratio of earnings to fixed charges (excluding preferred dividends)	3.6	x	2.0	x	1.7	x	1.1	x	1.7	x	2.1	x	2.8	x

Ratio of earnings to combined fixed charges and preferred dividends	3.2	x	1.8	x	1.5	x	1.0	x	1.5	x	1.8	x	2.4	x

For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred dividends, “earnings” consists of pretax earnings from operations plus total fixed charges excluding interest capitalized during the period, and “fixed charges” consists of interest expense, capitalized interest, amortization of debt charges and discounts, and estimated annual interest component of rental expense. In addition, for the purposes of computing the ratio of earnings to combined fixed charges and preferred dividends, "preferred dividends" excludes those preferred dividends paid or payable by AMERCO to its consolidated insurance subsidiaries.